Filed by: Integra Bank Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject: Prairie Financial Corp.
Commission File Number for Related Registration
Statement: 333-140044
[PRAIRIE LETTERHEAD]
Dear Fellow Stockholder:
          Pursuant to the Agreement and Plan of Merger between Prairie Financial Corporation and Integra Bank Corporation (the “Merger Agreement”) the tax consequences of the proposed merger differ depending on whether Prairie, Integra and each of the current Prairie stockholders make an election under Section 338(h)(10) of the Internal Revenue Code. If such an election is made, we have been advised that the merger will be treated as a taxable sale of assets and the tax consequences to you will be different than if an election is not made. If any Prairie stockholder does not make such an election under Section 338(h)(10), we have been advised that the merger is expected to be treated as a tax-free reorganization and the aggregate merger consideration will be reduced. A description of the material U.S. federal income tax consequences of the proposed merger can be found in the Proxy Statement/Prospectus that was mailed to you on or about March 7, 2007 under the heading “Material U.S. Federal Income Tax Consequences.”
          To make an election under Section 338(h)(10), Integra, Prairie and every current Prairie stockholder are required to jointly submit a Form 8023 to the I.R.S. If we are able to obtain elections from each of our stockholders, Prairie and Integra intend to jointly submit the enclosed Form 8023. If you would like to make a Section 338(h)(10) election, please do the following:
•	sign and date the enclosed Schedule II — Signature Attachment in the signature block where your name is located;

•	return a fax copy to me at (708) 599-9082 by March 23, 2007; and

•	return the executed original of the signature page to me in the enclosed return envelope no later than March 26, 2007.
If you do not plan to make an election, please let us know as soon as possible.
          You should consult your own tax advisor as to the specific tax consequences of the merger to you, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws in your particular circumstances. If you have any questions, please feel free to contact me at (708) 599-0100.

Best Regards,
/s/ MARK RUSIEWSKI
Mark Rusiewski
Chief Financial Officer
Additional Information and Where to Find It
Integra Bank Corporation filed on March 7, 2007 a final registration statement on Form S-4, including the definitive proxy statement/prospectus constituting a part thereof, with the Securities and Exchange Commission containing information about Integra’s proposed merger with Prairie

Financial Corporation. Stockholders are urged to read the registration statement filed with the Securities and Exchange Commission, including the definitive proxy statement/prospectus that constitutes a part of the registration statement, any other relevant materials filed or that will be filed, as they become available, because they will contain important information about Integra, Prairie and the proposed merger. The definitive proxy statement/prospectus was first mailed to stockholders of Prairie on or about March 7, 2007. Investors and security holders may obtain a free copy of the final proxy statement/prospectus and other relevant documents (when they become available) and any other documents filed with the Securities and Exchange Commission at its website at www.sec.gov. The documents filed by Integra may also be obtained free of charge from Integra by requesting them in writing at 21 S.E. Third Street, P.O. Box 868, Evansville, Indiana 47705-0868, or by telephone at (812) 464-9677 or on Integra’s website at www.integrabank.com.
Participants in the Solicitation
Integra, Prairie and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Prairie with respect to the transactions contemplated by the proposed merger. Information regarding Integra’s officers and directors is included in Integra’s proxy statement for its 2006 annual meeting of shareholders filed with the Securities and Exchange Commission on March 17, 2006. A description of the interests of the directors and executive officers of Integra and Prairie in the merger is set forth in the registration statement and the proxy statement/prospectus filed with the Securities and Exchange Commission.